EXHIBIT 99.1
US GAAP Press Release

Infosys Technologies (NASDAQ: INFY) Announces Results for the Quarter ended September 30, 2007

Q2 revenues grew sequentially by 10.1%; Annual guidance revised upwards

Revenues expected to grow 34.5% - 35.0% in Fiscal 2008

Bangalore, India - October 11, 2007

Highlights

Consolidated results for the quarter ended September 30, 2007

  Second quarter revenues at $ 1,022 million, up 37.0% from the corresponding quarter last fiscal
  Earnings per American Depositary Share (ADS) increased to $ 0.48 from $ 0.36 in the corresponding quarter last fiscal
  48 new clients were added during the quarter
  Gross addition of 8,543 employees (net 4,530) for the quarter
  80,501 employees as on September 30, 2007

Outlook for the quarter ending December 31, 2007 and the fiscal year ending March 31, 2008

  Consolidated revenues expected to be between $ 1,073 million and $ 1,078 million for the quarter ending December 31, 2007 (YoY growth of 30.7% - 31.3%) and between $ 4.16 billion and $ 4.17 billion for the fiscal year ending March 31, 2008 (YoY growth of 34.5% - 35.0%)
  Consolidated earnings per ADS* expected to be $ 0.51 for the quarter ending December 31, 2007; (YoY growth of 30.8%) and between $ 1.98 and $ 1.99 for the fiscal year ending March 31, 2008; (YoY growth in the range of 29.4% - 30.1%)

* Including tax reversal of US$ 13 mn and US$ 29 mn in fiscal 2008 and 2007 respectively. Excluding the tax reversals the consolidated Earnings per American Depositary Shares are expected to be between $ 1.96 to $ 1.97; YoY growth of 32.4% to 33.1%

Infosys Technologies Limited ("Infosys" or "the company") today announced financial results for the second quarter ended September 30, 2007. Revenues for the quarter aggregated $ 1,022 million, up 37.0% from $ 746 million for the quarter ended September 30, 2006.

“We have achieved yet another milestone by crossing one billion dollars in revenues this quarter," said S. Gopalakrishnan, CEO and Managing Director. “In an increasingly flat world, our unique business model combined with our value proposition continues to help our clients grow profitably."

During the quarter, 48 clients were added. Infosys drove growth in Europe with new wins and strengthened existing client relationships with a focus on increasing its share of the sourcing pie.

Infosys’ multimillion-dollar contract with Royal Philips Electronics of the Netherlands was among the largest Finance & Accounting business process outsourcing (BPO) engagements from India and has expanded Infosys’ global network into Poland and Thailand while strengthening its European operations.

Growth in North America continued to be strong. To improve proximity to clients in the region, Infosys opened its first Latin American subsidiary in Monterrey, Mexico. The subsidiary, Infosys Technologies S. De RL De CV, provides business consulting and information technology services as well as key offerings in business process outsourcing, infrastructure management and packaged solutions implementation.

Infosys became the first company outside North America to join the Financial Institution Shared Assessments Program, the financial services industry’s leading standards body that provides tools for evaluating the security practices of information technology (IT) services providers. Infosys’ participation in the program is a reaffirmation of its commitment to providing a secure outsourcing environment for clients.

In the energy sector, one of the largest drilling contractors in the Middle East has signed up Infosys to conduct a scoping exercise for SAP-based Business Intelligence implementation.

A leading global bank is using an Infosys-built application to mine and assimilate distributed customer data, enabling it to tailor services for its customers. A Fortune 500 manufacturer of pressure-sensitive adhesive labels has signed up Infosys to build a global order management and sourcing application to align its IT and business objectives and create global best practices around vital business processes.

In a multi-year engagement with a leading software vendor with worldwide operations, Infosys is maintaining and enhancing core corporate applications for finance, HR, legal and corporate services. A global pharmaceutical and medical products company has selected Infosys’ product engineering services to enable it to rapidly innovate and bring high quality products to the market.

In the UK, a leading retailer turned to Infosys to set up a governance process and streamline project management to improve delivery effectiveness.

Infosys is executing multiple research and product development projects for a top telecom provider in Europe to help the client introduce products to the market faster.

“Our operating margins improved during the quarter despite the appreciating rupee," said V. Balakrishnan, Chief Financial Officer. “We are proactively hedging our currency exposures to mitigate this impact. Our hedging position as of September 30, 2007 was $ 1.4 billion."

About the company

Infosys (NASDAQ: INFY) defines, designs and delivers IT-enabled business solutions that help Global 2000 companies win in a flat world. These solutions focus on providing strategic differentiation and operational superiority to clients. With Infosys, clients are assured of a transparent business partner, world-class processes, speed of execution and the power to stretch their IT budget by leveraging the Global Delivery Model that Infosys pioneered. Infosys has over 80,000 employees in over 40 offices worldwide. Infosys is part of the NASDAQ-100 Index. For more information, visit www.infosys.com.

Safe Harbor

Certain statements in this release concerning our future growth prospects are forward-looking statements, within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding the success of our investments, risks and uncertainties regarding fluctuations in earnings, our ability to sustain our previous levels of profitability including on account of the appreciation of the rupee against the US dollar, our ability to manage growth, intense competition in information technology, business process outsourcing and consulting services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we have made strategic investments, withdrawal of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2007 and Quarterly Report on Form 6-K for the quarter ended June 30, 2007 and our other recent filings. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in our filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statements that may be made from time to time by or on our behalf.

Contact

Investor Relations	Shekar Narayanan, India +91 (80) 4116 7744 shekarn@infosys.com	Sandeep Mahindroo, USA +1 (646) 254 3133 sandeep_mahindroo@infosys.com
Media Relations	Bani Paintal Dhawan, India +91 (80) 2852 2408 Bani_Dhawan@infosys.com	Peter Mclaughlin, USA +1 (213) 268 9363 Peter_Mclaughlin@infosys.com

Infosys Technologies Limited and subsidiaries

Consolidated Balance Sheets

(Dollars in millions except per share data)
	As of
	March 31, 2007	September 30, 2007
	(1)	(Unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$ 1,403	$ 1,837
Investments in liquid mutual fund units	6	4
Trade accounts receivable, net of allowances	565	646
Unbilled revenue	74	107
Prepaid expenses and other current assets	48	81
Deferred tax assets	2	2
Total current assets	2,098	2,677
Property, plant and equipment, net	738	914
Goodwill	128	139
Intangible assets, net	20	18
Deferred tax assets	19	29
Advance income taxes	33	77
Other assets	37	43
Total Assets	$ 3,073	$ 3,897
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$ 6	$ 9
Income taxes payable	4	64
Client deposits	1	1
Unearned revenue	72	91
Other accrued liabilities	272	342
Total current liabilities	355	507
Non-current liabilities
Other non-current liabilities	1	-
Stockholders’ Equity
Common stock, $ 0.16 par value 600,000,000 equity shares authorized, Issued and outstanding - 571,209,862 as of March 31, 2007 and September 30, 2007	64	64
Additional paid-in capital	692	694
Accumulated other comprehensive income	90	334
Retained earnings	1,871	2,298
Total stockholders’ equity	2,717	3,390
Total Liabilities And Stockholders’ Equity	$ 3,073	$ 3,897
 (1) March 31, 2007 balances were obtained from audited financial statements

Infosys Technologies Limited and subsidiaries

Unaudited Consolidated Statements of Income

(Dollars in millions except per share data)
	Three months ended September 30,		Six months ended September 30,
	2006	2007	2006 (audited)	2007
Revenues	$ 746	$ 1,022	$ 1,406	$ 1,950
Cost of revenues	423	591	812	1,160
Gross profit	323	431	594	790
Operating Expenses:
Selling and marketing expenses	48	71	93	122
General and administrative expenses	63	77	119	154
Amortization of intangible assets	1	2	1	4
Total operating expenses	112	150	213	280
Operating income	211	281	381	510
Gain on sale of long-term investment	-	-	1	-
Other income, net	14	38	42	100
Income before income taxes and minority interest	225	319	424	610
Provision for income taxes	26	48	49	76
Income before minority interest	$ 199	$ 271	$ 375	$ 534
Minority interest	-	-	2	-
Net income	$ 199	$ 271	$ 373	$ 534
Earnings per equity share
Basic	$ 0.36	$ 0.48	$ 0.68	$ 0.94
Diluted	$ 0.35	$ 0.48	$ 0.66	$ 0.94
Weighted average equity shares used in computing earnings per equity share
Basic	551,938,696	568,376,262	550,964,911	568,376,262
Diluted	564,858,570	570,449,774	563,832,673	570,478,084